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                       [Mentor Graphics Corporation Logo]

                                                            December 28, 1998

Mr. Keith R. Lobo
President and Chief Executive Officer
Quickturn Design Systems, Inc.
55 West Trimble Road
San Jose, California 96131

Dear Keith:

    As you should know by now, Mentor today increased its offering price for shares of Quickturn Design Systems, Inc. to $14.00 cash per share from $12.125 cash per share, and changed the number of shares being sought to 2,100,000 shares. Those shares, together with the 591,500 shares of Quickturn stock we already own, will result in Mentor owning a total of 14.9% of Quickturn's outstanding stock, the maximum amount that can be acquired without triggering Quickturn's poison pill.

    We have the cash in hand to consummate our tender offer for the 2,100,000 shares, and we believe the financing commitments we have in place would allow us to complete our proposed second-step merger.

    The purpose of the offer is to add to our equity interest in Quickturn as the first step in completing a merger agreement or a similar business combination of our two companies. The next logical step would be the negotiation of a merger agreement between Mentor and Quickturn subsequent to which we would acquire the balance of the Quickturn shares at the same cash price as that paid in the tender offer. While we believe the extraordinarily restrictive no-shop provisions of your merger agreement with Cadence are not legal, and are suing in Delaware Court of Chancery to invalidate them, we stand ready to consider increasing our offer price and the price to be paid per share in a negotiated merger transaction if negotiation and due diligence demonstrate greater value of Quickturn to Mentor.

    As evidence of our commitment to completing a merger, we would pay Quickturn stockholders, in addition to $14.00 per share, a portion of the $17.5 million break-up fee that is part of the current agreement with Cadence, in the event that we are successful in invalidating this and other provisions through either the present litigation in the Delaware Court of Chancery or a negotiated merger agreement.

    Now that we have increased our offer--and consistent with your rights under the Cadence merger agreement--it is time for you to sit down with us, negotiate and fulfill your fiduciary duty to Quickturn's stockholders.

    If, however, you choose not to negotiate with us, your stockholders will be able to express their outrage at your conduct in less than two weeks. The special
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meeting of Quickturn stockholders will be held on Friday, January 8, 1999 to consider our proposals relating to your removal and the removal of the rest of the Quickturn Board.

    If our nominees are elected as directors of Quickturn, we would encourage them, subject to their fiduciary duties as directors under applicable law and in accordance with Quickturn's rights and obligations under the merger agreement with Cadence, to seek to auction Quickturn to the highest bidder. We also would encourage the nominees, subject to their fiduciary duties as directors of Quickturn under applicable law and in accordance with Quickturn's rights and obligations under the merger agreement with Cadence, to allow any bidder, including Mentor, promptly to conduct a due diligence review of Quickturn and to seek to execute a merger agreement with the highest bidder. We believe that any merger agreement could be executed within 30 days of the nominees' election as directors of Quickturn.

    It is time for you and the other Quickturn directors to act responsibly and to maximize value for your stockholders.

                                           Very truly yours,

                                           /s/ WALDEN C. RHINES
                                           -------------------------------------
                                           President and
                                             Chief Executive Officer